Via Facsimile and U.S. Mail
Mail Stop 4720

July 27, 2009

Mr. Mark Tucker
Group Chief Executive
Prudential plc
Laurence Pountney Hill
London EC4R OHH, England

Re: Prudential plc
**   Form 20-F for the Fiscal Year Ended December 31, 2008**
**   File No. 001-15040**

Dear Mr. Tucker:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Operating and Financial Review and Prospects

Business Segment and Geographical Analysis by Nature of Revenue and Charges

(b) Investment return, page 148

1. Please disclose the underlying reasons for the year to year changes in investment return for each regional operation presented in the table on page 148. Separately disclose the amount attributable to each reason. Provide summarized disclosure

that explains how the investment returns for each region were either allocated to policyholders or affected profit or loss attributable to shareholders. Ensure that your disclosure describes and quantifies the financial statement line items that were affected by your dynamic hedging programs. In particular, explain how Jackson's dynamic hedging program created equity hedging gains that offset the 38.5% decrease in the US equity markets in 2008 on a statutory capital basis as disclosed on page 55.

(c) Benefits and claims and movement in unallocated surplus of with-profits funds, page 150

2. Please disclose the underlying reasons for the year to year changes in benefits and claims and movement in unallocated surplus of with-profits funds for each regional operation presented in the table on page 150. Separately disclose the amount attributable to each reason. Quantify the amounts allocated to policyholders and explain variations in amounts allocated and not allocated for each period presented. In addition, please provide the following information:

    • Describe the methods used to calculate bonus rates and whether those methods require significant judgment.
    • Quantify each of the key assumptions described in the second paragraph on page 142, as well as the effects of reasonably likely changes in key assumptions, particularly any assumptions that require significant judgment.
    • Describe the methods used to determine "smoothing" of investment returns and quantify the degree of "smoothing" for each period presented. In particular, quantify the "close correlation" described on page 149.

Notes to Consolidated Financial Statements

Background and accounting policies

Jackson, page F-20

3. It does not appear that you have provided all of the disclosures required by paragraph 38(c)-(e) of SOP 03-01, particularly those related to liabilities for guaranteed minimum death, income and withdrawal benefit features under Jackson's variable annuity contracts. Please tell us where you have provided this information or expand your disclosure accordingly.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387, if you have any questions regarding these comments or the processing of your response. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant